Exhibit 12.1

Federal Realty Investment Trust
Computation of Ratios of Earnings to Fixed Charges and of Ratios of
Earnings to Combined Fixed Charges and Preferred Share Dividends
(in thousands)

	For the fiscal year ended

	2003	2002	2001	2000	1999

Income before gain on sale of real estate	74,444	45,833	59,571	56,842	55,493
Add:
Portion of rents representing interest	1,589	1,476	1,477	1,409	1,619
Interest on indebtedness, including amortization of debt costs	75,232	65,058	69,313	66,418	61,492

Income as adjusted	151,265	112,367	130,361	124,669	118,604

Fixed charges
Portion of rents representing interest	1,589	1,476	1,477	1,409	1,619
Interest on indebtedness, including amortization of debt costs	75,232	65,054	69,313	66,418	61,492
Interest on discontinued operations	—	4	—	—	—
Capitalized interest	13,723	23,579	17,803	13,249	6,867

Fixed charges	90,544	90,113	88,593	81,076	69,978
Plus preferred dividends	15,084	19,425	9,034	7,950	7,950

Fixed charges and preferred dividends	105,628	109,538	97,627	89,026	77,928

Ratio of earnings to fixed charges	1.7	1.3	1.5	1.5	1.7
Ratio of earnings to combined fixed charges and preferred dividends	1.4	1.0	1.3	1.4	1.5